Exhibit 99.1

Baidu to Report Fourth Quarter and Fiscal Year 2019 Financial Results on February 27, 2020, and Updates its Financial Guidance

BEIJING, China, January 31, 2020 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced that the reporting date for its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019 has been revised to February 27, 2020, and it has updated its guidance for the fourth quarter of 2019 below.

Baidu has revised the date to announce its unaudited financial results for the fourth quarter and fiscal year of 2019, due to the evolving situation brought upon by the outbreak of the novel coronavirus in China. To help control the epidemic, the Company is taking precautionary measures, including extending its employees’ Chinese New Year holiday, which was originally scheduled from January 24, 2020 to January 30, 2020, and requesting employees to work from home for a time period after the holiday.

In light of the evolving situation, Baidu has revised the reporting date for its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019, to after the U.S. market closes on February 27, 2020. Baidu’s management will hold an earnings conference call at 8:15 PM on February 27, 2020, U.S. Eastern Time (9:15 AM on February 28, 2020, Beijing/Hong Kong Time). The revised date would give the Company more time to observe the business condition for the first quarter of 2020.

Financial Guidance

For the fourth quarter 2019, Baidu expects revenue to be in the range of RMB 28.3 billion ($4.06 billion) to RMB 28.9 billion ($4.15 billion)1, increasing 4% to 6% year over year, compared to its previous guidance in the range of RMB 27.1 billion to RMB 28.7 billion, or -1% to 6% increase year over year. This forecast assumes that Baidu Core revenue will grow between 4% to 6% year over year, compared to the previous guidance between 0% to 6% year over year.

In addition, Baidu expects net income attributable to Baidu to be in the range of RMB 6.2 billion ($0.89 billion) to RMB 6.7 billion ($0.97 billion), which assumes that net income attributable to Baidu Core will grow between 83% to 90% year over year. Baidu also expects non-GAAP net income attributable to Baidu to be in the range of RMB 8.9 billion ($1.28 billion) to RMB 9.4 billion ($1.36 billion), which assumes that non-GAAP net income attributable to Baidu Core will grow between 50% to 55% year over year. Reconciling items from non-GAAP financial measure to GAAP measure are discussed below in the “Non-GAAP Financial Measure” section.

The above forecast reflects Baidu’s current and preliminary view, which is subject to substantial uncertainty.

[1]

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9618 to US$1.00, the exchange rate in effective as of December 31, 2019 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:15 PM on February 27, 2020, U.S. Eastern Time (9:15 AM on February 28, 2020, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+65 67135090
China	4006208038
US:	+1 8456750437
UK:	+44 2036214779
Hong Kong:	+852 30186771

Passcode for all regions:	1571908

A replay of the conference call may be accessed by phone at the following number until March 6, 2020:

International:	+61 2 8199 0299
Passcode:	1571908

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. Baidu aims to make the complicated world simpler through technology. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “forecast,” “confident” and similar statements. Among other things, the outlook for the fourth quarter 2019 in this announcement contains forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measure

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization of intangible assets not on the investees’ books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

For investor and media inquiries, please contact:

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com